# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 22nd Century Group, Inc., CIK 0001347858
CUSIP: 90137F400
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 321 Farmington Road, Mocksville, North Carolina (NC), 27028
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952100

## Reporting persons
- Joseph Reda: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 358,967; shared voting power 400,623; sole dispositive power 358,967; shared dispositive power 400,623; aggregate amount beneficially owned 759,590 (9.9% of the class)
  Comment: (1) Based on 7,605,807 shares of Common Stock of the Issuer outstanding as verified with the Issuer on May 22, 2025.
- SEG Opportunity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 400,623; sole dispositive power 0; shared dispositive power 400,623; aggregate amount beneficially owned 400,623 (5.2% of the class)
  Comment: (1) Based on 7,605,807 shares of Common Stock of the Issuer outstanding as verified with the Issuer on May 22, 2025.

## Item 1. Issuer
Name of issuer: 22nd Century Group, Inc.
Address of issuer's principal executive offices: 321 Farmington Road Mocksville, North Carolina 27028

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Joseph Reda and SEG Opportunity Fund, LLC, a New York limited liability company ("SEG", and together with Mr. Reda, "Reporting Persons"). Mr. Reda is the manager of, and may be deemed to beneficially own securities beneficially owned by, SEG. SEG is the record and direct beneficial owner of the shares of Common Stock of the Issuer covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence:
For Joseph Reda:
1324 Manor Circle Pelham, NY 10803

For SEG Opportunity Fund, LLC:
135 Sycamore Drive Roslyn, NY 11576
Citizenship: Joseph Reda is a citizen of the United States. SEG is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Joseph Reda: /s/ Joseph Reda, Joseph Reda (05/22/2025)
- SEG Opportunity Fund, LLC: /s/ Joseph Reda, Joseph Reda, its Manager (05/22/2025)